UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 Per Share

(Title of Class of Securities)

G98338109

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sydney, New South Wales, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 387,870
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 387,870

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,870
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. G98338109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Macquarie Corporate Holdings Pty. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sydney, New South Wales, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 46,458
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 46,458
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,458
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G98338109	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON MIHI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 341,412
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 341,412
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,412
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.

(a)	Name of Issuer:

Yatra Online, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20

Gurugram-122008, Haryana, India

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Corporate Holdings Pty. Limited and MIHI LLC (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if none, Residence:

The principal business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia.

The principal business address of Macquarie Corporate Holdings Pty. Limited is Level 6, 50 Martin Place, Sydney NSW 2000, Australia.

The principal business address of MIHI LLC is 125 West 55th Street, New York, NY 10019.

(c)	Citizenship:

Macquarie Group Limited is an Australian corporation.

Macquarie Corporate Holdings Pty. Limited is a Sydney, New South Wales, Australia corporation.

MIHI LLC is a limited liability company formed in the State of Delaware.

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”)

(e)	CUSIP Number:

G98338109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of the date hereof, Macquarie Corporate Holdings Pty. Limited owns warrants to purchase 46,458 shares of the Issuer’s Ordinary Shares, representing an aggregate of 0.1% of the 57,658,361 total Ordinary Shares issued and outstanding as of March 31, 2021, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 29, 2021. Macquarie Group Limited is the ultimate indirect parent of Macquarie Corporate Holdings Pty. Limited and may be deemed to beneficially own the Issuer’s securities held thereby.

As of the date hereof, MIHI LLC owns 341,412 shares of the Issuer’s Ordinary Shares, representing an aggregate of 0.6% of the 57,658,361 total Ordinary Shares issued and outstanding as of March 31, 2021. Macquarie Group Limited is the ultimate indirect parent of MIHI LLC and may be deemed to beneficially own the Issuer’s securities held thereby.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

MACQUARIE GROUP LIMITED

By:	/s/ Paul Peduto
Name/Title:	Paul Peduto, Attorney-in-Fact

By:	/s/ Johanna Ashby
Name/Title:	Johanna Ashby, Division Director

MACQUARIE CORPORATE HOLDINGS PTY. LIMITED

By:	/s/ Dennis Leong
Name/Title:	Dennis Leong, Corporate Secretary

MIHI LLC

By:	/s/ Tobias Bachteler
Name/Title:	Tobias Bachteler, Vice President

By:	/s/ Larry Handen
Name/Title:	Larry Handen, Authorized Signatory